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                               February 3, 2023

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No.2 to
Registration Statement on Form S-1
                                                            Filed February 1,
2023
                                                            File No. 333-269238

       Dear Heather Childress:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed February 1, 2023

       Capitalization, page 90

   1. Please revise the historical number of redeemable preferred units issued and outstanding at September 30, 2022
to reflect the reverse unit split. This comment is also applicable to the unaudited pro forma
condensed combined balance sheet on page 102.

       Dilution, page 91

   2. You disclose pro forma net tangible book value of $351.1 million and pro forma as adjusted net tangible
book value of $176.1 million at September 30, 2022. Please more fully explain to us,
and revise the filing to clarify, how each amount, as well as the related per share amounts, were
calculated.
 Heather Childress
FirstName
NextrackerLastNameHeather Childress
          Inc.
Comapany3,NameNextracker
February   2023          Inc.
February
Page 2 3, 2023 Page 2
FirstName LastName
3. Please revise the table on page 92 that summarizes the total number of shares of Class A common stock purchased, the total consideration paid or to be paid, and the average price paid per share, by existing stockholders and new investors, at September 30, 2022, to address the following:
             Provide separate disclosures for each existing stockholder, Flex and TPG; and
             Clarify if the Total Consideration from existing stockholders was reduced by the
             $175 million Distribution that they will receive, if not, explain why or revise.
Preliminary financial results for the three and nine months ended December 31, 2022
Reconciliation of GAAP to Non-GAAP Financial Measures, page 99

4. It appears Adjusted free cash flow for the nine-month period ended December 31, 2022 should read $69 million. Please revise the table as appropriate. Unaudited Pro Forma Condensed Combined Financial Statements
Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 103

5. Refer to note 4. Please more fully explain to us, and revise the filing to clarify, how you
         calculated the net book value of member   s interest of $428.1 at
September 30, 2022 and
         explain the terms of the non-controlling interests that result in them being classified as redeemable. Please also explain why you used the 16.1% interest to calculate the redeemable non-controlling interests rather than the 26.75% interest disclosed in the forepart of filing, including the diagram on page 19, which includes the interests held through the blocker corporations that also appear to be held by Nextracker Inc.
Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 106

6. Refer to note 3. Please more fully explain to us, and revise the filing to clarify, how you calculated net income and comprehensive income attributable to the non-controlling interests during each period based on the amounts of income before income taxes in the pro forma financial statements. Please also explain why you used a 80.7% interest to calculate these amounts relative to either the 83.9% interest used in note 4 on page 104 or
         a 73.25% interest as implied by the 26.75% interest disclosed in the forepart of filing, including the diagram on page 19.
7. Refer to note 5. We note you adjusted the weighted average shares outstanding to add 4.9 million shares to represent the number of shares necessary to repay the amount of the
         $175 Distribution that exceeds the income you generated over the last 12 months. We note such adjustments are generally required when historical earnings per disclosures are adjusted to present pro forma earnings per share disclosures; however, since your pro forma earnings per share calculations already include all the shares that will be issued as a result of the offering, it is not clear why additional shares would be required to be added as it appears this results in more shares outstanding than will be issued. Please advise or revise.
 Heather Childress
Nextracker Inc.
February 3, 2023
Page 3
8. In regard to Note 7, please explain the inclusion of payment in kind dividends for the redeemable preferred units. In this regard, we note the pro forma statements of operations assume transactions are presented as if they occurred on April 1, 2021, which would appear to include the conversion of the redeemable preferred units.
       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameHeather Childress
                                                           Division of
Corporation Finance
Comapany NameNextracker Inc.
                                                           Office of
Manufacturing
February 3, 2023 Page 3
cc:       Lindsey A. Smith
FirstName LastName